FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number 1-11130
ALCATEL-LUCENT
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent
Date: December 4, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel-Lucent and Thales signed agreement
for the transfer of Alcatel-Lucent assets
Paris, December 4, 2006 — Alcatel-Lucent (Euronext Paris and NYSE: ALU) and Thales today announced that they have signed a final agreement on the transfer of Alcatel-Lucent’s transportation, security and space assets to Thales and on the future industrial cooperation of the two groups.
This agreement follows the signature of a new Space Alliance agreement between Thales, Alcatel-Lucent and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio, the two joint ventures* with Finmeccanica.
On November 28, the European Commission has entered Phase II of the regulatory approval process for the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio because of competition concerns related to the position of Thales’ Space Traveling Wave Tubes (TWT) business. This phase is foreseen to last for a maximum of 90 working days. On November 7, 2006, the European Commission provided its approval to the transfer of Alcatel-Lucent’s transportation and security assets.
The transaction will be implemented in two phases:
Phase one: Thales will convene an extraordinary general Shareholders’ Meeting on January 5th, in order to approve the transfer of Alcatel-Lucent’s transportation and security assets, subject to the approval by French regulatory bodies.
Phase two: Regarding the competition concerns related to the transfer of the space activities, Thales will provide the Commission with clarifications and remedies in view of reaching a positive conclusion and a closing no later than April 2007.
Once completed, the activities transferred to Thales include a total of approximately 11,000 employees. They generated revenues of approximately € 1.9 billion in 2005.
Following due diligence and subsequent discussions with Alcatel-Lucent, the terms of the transaction have been adjusted since the initial announcement in April 2006 and are now as follows:
•	With respect to the transfer of the transportation & security activities, 25 million new Thales shares will be issued in favor of Alcatel-Lucent, as well as a cash payment of € 40 million.

•	With respect to the transfer of the space activities, a cash payment of € 670 million will be made to Alcatel-Lucent. As previously announced, the value of the 67% shares in AAS

*	Alcatel-Lucent will transfer its 67% interest in Alcatel Alenia Space and its 33% interest in Telespazio will be re-assessed by an independent expert at the beginning of 2009, which may trigger an upward value adjustment.

•	As a result, Alcatel-Lucent’s interest in Thales will increase from 9.46% to 20.95%.

•	The French State will remain Thales’ main shareholder with a 27.29% stake (compared with 31.26% previously).

•	Alcatel-Lucent and the French State will enter into a new Shareholders’ Agreement for a period of 5 years renewable, replacing the former shareholder agreement concluded in June 1998 between Alcatel, GIMD and the French State.
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved proforma combined revenues of Euro 18.6 billion in 2005, and is incorporated in France, with executive offices located in Paris. www.alcatel-lucent.com
About Thales
Thales is a leading international electronics and systems group, serving defence, aerospace and security markets worldwide, supported by a comprehensive services offering. The group’s civil and military businesses develop in parallel to serve a single objective: the security of people, property and nations. Leveraging a global network of high-level researchers, Thales offers a capability unmatched in Europe to develop and deploy critical information systems. Thales employs 55,000 people in 50 countries and generated revenues of € 10.3 billion in 2005, with a record order book of over € 20 billion.
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
Some information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the likelihood of getting regulatory approval and a potential upward value adjustment that are based on current expectations, estimates, forecasts and projections about the divesture to and investment by Alcatel-Lucent in Thales. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements.

Alcatel-Lucent Press Contact
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com

Thales Press Contact
Markus Leutert	+33 1 (0) 57 77 86 26	markus.leutert@thalesgroup.com